[LOGO]
                                                                   Pauze
                                                                   Funds

April 29, 1997



Mr. Terence P. Smith
Declaration Distributors, Inc.
555 North Lane
Suite 6160
Conshohocken, PA  19428

Dear Mr. Smith:

On behalf of Pauze Funds(tm), it is requested that Declaration Distributors, Inc. serve as Distributor of Pauze Tombstone Fund(tm), the ("Fund"), in accordance with the terms of the registration statement including in particular the terms of offering which provide for the sale of shares of the Fund at the Public Offering Price, which for Class A shares includes a sales load. This is different from the other funds (Pauze U.S. Government Total Return Bond Fund(tm), Pauze U.S. Government Intermediate Term Bond Fund(tm), and Pauze U.S. Government Short Term Bond Fund(tm)) subject to the Distribution Agreement, shares of which are sold at net asset value like the Class B shares of the Fund.

If you agree to act as the Distributor for the Pauze Tombstone Fund(tm), please execute the Distributor section below.

Best regards,

/s/ PHILIP C. PAUZE
    Philip C. Pauze
    President



AGREED AND ACCEPTED THIS 29TH DAY OF APRIL, 1997

DECLARATION DISTRIBUTORS, INC.


By _________________________________
   Terence P. Smith, President


  [L]  PAUZE FUNDS
  [O]  14340 Torrey Chase Blvd.   (o)   Suite 170   (o)   Houston, TX 77014
  [G]  713-444-6012   (o)   800-647-5436   (o)   fax 713-444-5929
  [O]  Pauze Swanson Capital Management Co.   (o)   Investment Advisor to the
       Pauze Funds   (o)   Distributed by Declaration Distributors, Inc.